EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

Plan Administrator

RTI International Metals, Inc. Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits in liquidation of RTI International Metals, Inc. Employee Savings and Investment Plan (the “Plan”) as of September 22, 2017 and December 31, 2016, and the related statement of changes in net assets available for benefits in liquidation for the period January 1, 2017 to September 22, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits in liquidation of the Plan as of September 22, 2017 and December 31, 2016, and the changes in net assets available for benefits in liquidation for the period January 1, 2017 to September 22, 2017, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the financial statements, the Benefits Management Committee terminated the Plan during the year ended December 31, 2016. In accordance with accounting principles generally accepted in the United States of America, the Plan is reported on the liquidation basis of accounting. Our opinion is not modified with respect to this matter.

/s/ Ciuni & Panichi, Inc.

Cleveland, Ohio

March 20, 2018

RTI INTERNATIONAL METALS, INC.

EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

SEPTEMBER 22, 2017 AND DECEMBER 31, 2016

	2017	2016
ASSETS
Investments in RMI Titanium Master Trust, at fair value	$—	$5,044,911
Cash awaiting transfer	—	8,214,645
Notes receivable from participants awating transfer	—	295,163
Notes receivable from participants	—	745

Net assets available for benefits in liquidation	$—	$13,555,464

The accompanying notes are an integral part of these financial statements.

RTI INTERNATIONAL METALS, INC.

EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

FOR THE PERIOD JANUARY 1, 2017 TO SEPTEMBER 22, 2017

2017
Net investment income from Master Trust	$538,993
Other Income	1,893
Interest income on notes receivable from participants	15

Total additions	540,901
Deductions:
Participants’ benefits paid	14,058,844
Administrative fees	37,521

Total deductions	14,096,365

Net decrease in net assets available for benefits in liquidation	(13,555,464)
Net assets available for benefits in liquidation:
Beginning of year	13,555,464

End of year	$—

The accompanying notes are an integral part of these financial statements.

RTI INTERNATIONAL METALS, INC.

EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 22, 2017 AND DECEMBER 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan.

ACCOUNTING METHOD

The financial statements of the Plan use the accrual method of accounting and have been prepared on the liquidation basis of accounting.

USE OF ESTIMATES

The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect the reported amounts of net assets available for benefits in liquidation at the date of the financial statements, the changes in net assets available for benefits in liquidation during the reporting period, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits in Liquidation and the Statement of Changes in Net Assets Available for Benefits in Liquidation.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and are recorded as additions to net assets available for plan benefits in liquidation when the deduction is made. Participant contributions not yet deposited and amounts not yet funded by RTI International Metals, Inc. (the “Company” or the “Plan Sponsor”) are recorded as contributions receivable.

ADMINISTRATIVE EXPENSES

Administrative costs of the Plan are absorbed by the Plan Sponsor. However, the Plan permits the Plan Sponsor to use forfeitures and revenue-sharing credits to reduce administrative expenses.

INVESTMENT FEES

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the RMI Titanium Master Trust (the “Master Trust”) investment earnings activity and related allocation to the Plan and thus are not separately identifiable as an expense.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS (continued)

RECENT ACCOUNTING STANDARDS

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06 that clarifies the presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust, as well as eliminating certain redundant disclosures related to 401(h) accounts. Specifically, ASU 2017-06: requires that a plan’s interest in a master trust and any changes in that interest be presented in separate line items in the statement of net assets available for benefits and the statement of changes in net assets available for benefits; removes the requirement to disclose the percentage interest in a master trust for plans with divided interest, requiring instead that the plans disclose the dollar amount of their interest in each general type of master trust assets; requires all plans to disclose the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in those amounts; and removes the redundant investment disclosures related to 401(h) account assets in the health and welfare benefit plan’s financial statements. The provisions of ASU 2017-06 become effective for fiscal years beginning after December 15, 2018. The Plan has not yet adopted the provisions of ASU 2017-06.

NOTE 2 – FAIR VALUE MEASUREMENTS:

The FASB defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs utilized in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data and which requires the Plan to develop its own assumptions. This hierarchy requires the Plan to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Following is a summary of the Plan’s financial assets and their respective levels within the fair value hierarchy as of December 31, 2016:

	Fair Value of Plan Assets
	Level 1	Level 2	Level 3	Investments Valued at NAV as a Practical Expedient	Total
Mutual Funds	$4,800,757	$—	$—	$—	$4,800,757
Arconic Inc. Common Stock	46,088	—	—	—	46,088
Alcoa Corporation Common Stock	23,339	—	—	—	23,339
Common/Collective Trust Fund	—	—	—	174,727	174,727

	$4,870,184	$—	$—	$174,727	$5,044,911

The Plan’s mutual funds, Arconic Inc. common stock, and Alcoa Corporation common stock were classified within Level 1 of the fair value hierarchy because they were valued using quoted market prices. The Plan’s Common/Collective Trust Fund (“CCT”) was valued at Net Asset Value (“NAV”) as a practical expedient.

NOTE 3 – INVESTMENTS:

The Plan invested in the Master Trust. The Master Trust invested in mutual funds, a CCT managed by Vanguard, Arconic Inc. common stock (NYSE: “ARNC”), and Alcoa Corporation common stock (NYSE: “AA”). Investments in mutual funds are managed by Fidelity Management Trust Company (“Fidelity”, the “Trustee” or the “Record Keeper”) and are valued at fair market value based on published quotations. Investment transactions are recorded as of the trade date. Investments in Alcoa common stock are valued at fair market value based on published quotations. The CCT was valued at NAV as a practical expedient. Participants can obtain further information concerning the CCT from their separate audited financial statements. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains/losses are recorded using an average cost basis for shares in the transaction.

COMMON COLLECTIVE TRUST FUND

During the period January 1, 2017 to September 22, 2017 and year ended December 31, 2016, the Plan held investments in Vanguard Retirement Savings (“VRS”), which is a CCT managed by Vanguard Fiduciary Trust Company (“VFTC”). The VRS provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the VRS trustee.

NOTES TO FINANCIAL STATEMENTS (continued)

The VRS is included at fair value on the Statements of Net Assets Available for Benefits in Liquidation based on the proportionate share of the ownership of the Plan’s participants.

INVESTMENTS IN PLAN TRUST

At September 22, 2017, the Master Trust included the funds of the RTI International Metals, Inc. Employee Savings and Investment Plan. At December 31, 2016, the Master Trust included the funds of the RTI International Metals, Inc. Employee Savings and Investment Plan, the RTI Employee Savings and Investment Plan, and the RTI Bargaining Unit Employee Savings and Investment Plan.

At September 22, 2017 and December 31, 2016, Master Trust fund net assets allocated to the Plan totaled $0 and $5,044,911, respectively.

Fair values of investments in the Master Trust are as follows:

	2017	2016
At fair value as determined by quoted market prices:
Mutual funds	$—	$29,345,562
Arconic Inc. common stock	—	351,055
Alcoa Corporation common stock	—	148,845
At net asset value used as a practical expedient:
Common/collective trust fund	—	3,846,231

Investments in trust, at fair value	$—	$33,691,693

At September 22, 2017 and December 31, 2016, the Plan held 0% and 15.0%, respectively, of the Master Trust assets.

The following presents the investment income (loss) of the Master Trust for the period January 1, 2017 to September 22, 2017.

2017
Net appreciation (depreciation) in fair value of investments:
Arconic Inc. common stock	$125,556
Alcoa Corporation common stock	38,665
Mutual funds	2,721,118
Dividends	152,005

Net investment income	$3,037,344

NOTE 4 – DESCRIPTION OF PLAN:

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Reference should be made to the Plan agreement for additional information concerning contributions, eligibility, income allocation, withdrawals, and other important features of the Plan.

The Plan, created on November 1, 1979, is a defined contribution and matching dollar contribution plan covering full-time salaried, non-represented employees who are at least 21 years of age and have completed three months of service. The Plan includes eligible employees of certain of RTI’s subsidiaries, including, RTI Energy Systems, RTI LA, RTI Connecticut, RTI Texas, RTI Pierce Spafford, RTI Fabrication, RTI F&D Inc., RTI Hamilton and RTI Martinsville. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTES TO FINANCIAL STATEMENTS (continued)

The Plan was amended and restated on January 1, 2009 as a safe harbor plan, which changed the employer matching provisions and provided for employer contributions to be 100% vested immediately.

On July 23, 2015, Alcoa Inc. acquired all of the outstanding common stock of the Company in a stock-for-stock transaction. Under the terms of merger, RTI shareholders received 2.8315 shares of Alcoa Inc. common stock for each share of RTI common stock.

On November 1, 2016, the former Alcoa Inc. was separated into two standalone, publicly-traded companies, Arconic Inc. and Alcoa Corporation, by means of a pro rata distribution of 80.1% of the outstanding common stock of Alcoa Corporation to Alcoa Inc. shareholders.

Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic Inc. retirement plans. On January 3, 2017, the Plan completed the transfer of these active Plan participant balances, including $8,214,645 of cash and $295,163 of notes receivable from participants to Arconic Inc. retirement plans. These transfers were recorded as Participants’ benefits paid in the Statement of Changes in Net Assets Available for Benefits in Liquidation for the period January 1, 2017 to September 22, 2017.

During the period January 1, 2017 to September 22, 2017, the funds remaining in deferred vested participant balances were distributed and the Plan was liquidated.

The Benefits Management Committee is responsible for oversight of the Plan. The Benefits Management Committee, with the assistance of professional advisors, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

CONTRIBUTIONS

There are several types of contributions that can be added to a participant’s account: an employee salary deferral contribution (as either a pre-tax, post-tax, or Roth 401(k) basis), an employer matching contribution, an employer profit sharing contribution, and an employer qualified non-elective contribution. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans.

Participants may contribute from 1% to 20% of their salaries through payroll deductions. Contributions are subject to limitations specified in the Internal Revenue Code (“IRC”). Contributions are directed by the participants into any one or all of the investment options. Changes in allocation of future contributions and transfers of presently invested contributions are permitted pursuant to the Plan document. Participants may change their elections of investment funds by calling the Record Keeper directly or by accessing their accounts via the internet.

The employer may make annual discretionary profit sharing contributions in an amount to be determined at Plan year end by the Board of Directors. Profit sharing contributions, if any, made to the Plan by the employer will be allocated to participant accounts in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all eligible participants.

Employees hired after January 1, 2006 will receive a non-discretionary employer matching contribution equal to 100% of the first 3% and 50% of the next 2% of employee contributions.

Employees newly hired, or rehired, on or after August 15, 2008 are subject to automatic enrollment provisions under the Plan. Unless an eligible employee makes an affirmative election otherwise, the employee’s deferral will be 3% of the employee’s eligible compensation for each payroll period in which the employee is an active participant. In addition, these participants are also subject to an automatic deferral increase of 1% annually, not to exceed 10% of eligible compensation, unless the participant affirmatively elects otherwise after receiving appropriate notice.

NOTES TO FINANCIAL STATEMENTS (continued)

PARTICIPATION

An employee becomes a participant in the Plan on the first day of the month after completing three months of service and upon attaining age 21. Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic retirement plans. As of September 22, 2017, all remaining assets of the Plan were distributed and the Plan was liquidated.

PARTICIPANTS’ ACCOUNTS

Allocations are based on participants’ compensation and/or account balances, as defined in the Plan document.

VESTING

Participants are immediately vested in their rollover contributions, voluntary contributions, Company safe harbor matching contributions and additional Company safe harbor contributions, plus actual earnings thereon. Vesting in the portion of a participant’s account attributable to other Company matching contributions and additional Company contributions, plus actual earning thereon, is based on years of continuous service. A participant is 100% vested in these contributions after three and six years of credited service, respectively.

PAYMENT OF BENEFITS

Participants or their beneficiaries are entitled to the full current value of their account in the Plan upon:

•	Retirement;

•	Termination of employment with the Company; or

•	Death

Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Participants may also make written application for withdrawal of all or a portion of their account balance for certain limited situations qualifying as financial hardships under Internal Revenue Service (“IRS”) guidelines in effect at the time of the withdrawal.

NOTES RECEIVABLE FROM PARTICIPANTS

Loans are available to all participants subject to provisions set forth in the Plan document. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to 50% of the existing vested account balance not to exceed $50,000 in any 12-month period. Loan repayment terms range from one month to five years, unless it is for the purchase of their principal residence in which case the loan repayment period may not extend beyond 10 years from the date of the loan and are secured by the balance in the participant’s account. Loans bore interest at 5.25%, which was commensurate with the current market rate when made.

FORFEITURES

If a participant terminates his or her employment and is less than 100% vested in his or her share of the employer contributions, he or she will forfeit the non-vested portion of his or her employer contributions. Forfeited account balances are retained in the Plan and will first be used to reduce administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. Forfeited account balances at September 22, 2017 and December 31, 2016 totaled $0 and $35,292, respectively. Forfeitures allocated to pay administrative expenses of the Plan during the period January 1, 2017 to September 22, 2017 totaled $26,541. Administrative fees of $194 were paid by Plan participants for transaction based fees.

REVENUE-SHARING CREDITS

The Plan earns revenue-sharing credits from certain investment funds. The revenue-sharing credits may be used to pay Plan expenses. The Plan had revenue-sharing credits at September 22, 2017 and December 31, 2016 of $0 and $8,698, respectively. Revenue-sharing credits allocated to pay administrative expenses of the Plan during the period January 1, 2017 to September 22, 2017 totaled $10,787.

NOTES TO FINANCIAL STATEMENTS (continued)

ADMINISTRATION

The Plan is administered by the Plan Administrator (the “Administrator”). The Administrator establishes the rules and procedures and interprets the provisions of the Plan. Administrative expenses of the Plan are paid by the Company when such expenses exceed the revenue-sharing credits and forfeited non-vested employer contributions under the termination provision.

NOTE 5 – INCOME TAXES:

The Plan is operated under a prototype non-standardized 401(k) profit sharing plan prepared by Fidelity Management and Research Company. The prototype plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Administrator and the Plan’s tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Administrator has analyzed the tax positions taken by the Plan and has concluded that as of September 22, 2017 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – PARTY-IN-INTEREST:

Certain investments of the Plan are managed by the Trustee of the Plan. The Plan also invests in common stock of Arconic Inc. and Alcoa Corporation. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

NOTE 7 – PLAN TERMINATION:

In December 2016, the Benefits Management Committee approved a plan to terminate the Plan (the “Termination Plan”). The Termination Plan required the assets of active participants to be transferred to Arconic Inc. retirement plans and assets of inactive employees to be distributed thereafter. As of September 22, 2017, all remaining assets of the Plan were distributed and the Plan was liquidated.

Management determined that the liquidation of the Plan was imminent due to the decision to terminate the Plan and therefore has applied the liquidation basis of accounting to the Plan for the period January 1, 2017 to September 22, 2017. As the Plan’s assets were previously reported at fair value, the application of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements.